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TSX: KOR OTCQX: CORVF   www.corvusgold.com

NR15-03   **January 27, 2015**

Corvus Gold Expands Project Land Position and Increases Project Gold Recoveries at the North Bullfrog Project, Nevada

2015 Project Development Highlights Expected to Include:
- **Updated resource estimate incorporating all 2014 drill results**
- **Preliminary Economic Assessment to include the newly discovered Yellowjacket Deposit**
- **Work & exploration programs**

Vancouver, B.C. Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces the expansion of its land position at the North Bullfrog Project (NBP) in Nevada, to include an additional 56 Federal mining claims and two patented mining claims. This expands the NBP property boundary in the southeast and south where recent surface mapping has identified extensive alteration that has a close association with the main gold-silver mineralization event at the project. In addition new age date data confirms that the alteration is of the same age as the main gold event in the region (10M years) with one lone historic hole (BGS-02) in the area having highly anomalous gold mineralization. This new large area of alteration and gold mineralization is over 4 kilometres from the Company's nearest gold deposit (Mayflower) and opens up a large new area of prospective gold mineralization. The expansion of the land position is shown in Figure 1 with red outline of the patented claims and blue for the unpatented claims.

NBP Property Expansion

Geological mapping in the summer of 2014 revealed that opal and kaolinite alteration is developed in favourable host rocks over an area almost 7km^2 (Figure 1). This type of alteration is typical of the upper levels of epithermal gold systems like the recently discovered Yellowjacket high-grade gold-silver system. The fact that such a widespread area has been affected by a main gold stage age intensive alteration event suggests the hydrothermal system was large with potential to host extensive gold-silver mineralization. Exploration programs are currently being planned to explore the new zones on the North Bullfrog property.

Metallurgy

The 2014 drill program included several PQ core holes that are being used to develop further metallurgical testing data. This new data will be used to define a mining project that includes both a gravity/cyanide leach mill operation for the high-grade and a run-of-mine (ROM) heap leach for the lower grade disseminated mineralization. The existing metallurgical data for the Yellowjacket mineralization indicate high milling recoveries projected to average 91% of gold, which is higher than the previously assumed gold recovery rate of 84% used in the Whittle Pit input parameters for the previous North Bullfrog Resource Estimation published April 1, 2014 (Technical Report - The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada). Additionally, heap leach gold recoveries are projected to range from 74% to 69% for disseminated mineralization from Mayflower and Sierra Blanca (phase 1 starter pit area) assuming a Run of Mine (ROM) particle size gradation produced by blasting fragmentation of 80% passing 152 mm (6 inch) after 1000 days leach. Previous heap leach gold recovery estimates assumed that all mineralization would be crushed to 80% passing 19 mm (3/4 inch) which would have increased the projected operating costs.

Project Development

A number of major project development advancements have been made during 2014 and work in 2015 is expected to position the project to initiate major mine permitting activities. Key elements are listed below:

- **Resource Update:** The 2014 drilling was exclusive to the Yellowjacket Deposit and expanded the known mineralization to over 1km along strike and to 200 metres at depth. Highlights of the drill campaign include holes NB-14-378 (9.2m @ 18.0 g/t gold & 260 g/t silver, NR14-11, April 3, 2014), NB-14-391 (17.6m @ 9 g/t gold & 34 g/t silver, NR14-17, September 4, 2014) & NB-14-400 (35.9m @ 17 g/t gold & 20 g/t silver, NR14-22, October 28, 2014). Data is currently being modeled and an updated resource is being calculated with completion expected in March of this year.
.

- **Preliminary Economic Assessment (PEA):** An updated PEA and mine plan incorporating the new resource and improve metallurgical recoveries is expected in mid Q2 of this year. This will be the first study to include the newly discovered high-grade Yellowjacket Deposit.

- **Permitting:** Baseline characterization activities to support mine permitting will continue in 2015, adding to the information collected since 2012 and positioning the project for major permit applications. Reports on cultural resource surveys on public lands were revised in 2014 and resubmitted to BLM for clearance.

- **Water:** Water quality sampling has been ongoing and has now collected the minimum of five quarters of sample data on the installed monitoring wells and springs in, and around the project area forming the baseline required for mine permitting. Water quality from these tests has been good. In addition, the recent purchase of a water right in the project area will provide adequate water for any of the Company's currently envisioned mining and processing scenarios.

- **Mining Studies**: A geochemical model of the Sierra Blanca and Yellowjacket deposits was developed in 2014 and used to define drilled intervals of overburden for Acid-Base-Accounting (ABA) studies needed for mining permits. The samples will be tested in Q1 for 2015, and will be used in defining additional tests to fully characterize the material for permitting purposes.

- **Exploration Program:** The 2015 exploration program will focus on initial testing of priority vein targets within the newly defined high potential structural zones which have similar characteristics to the newly discovered high-grade gold-silver Yellowjacket Deposit and historic Bullfrog Mine 10kms to the south of the project. Additional follow-up drilling at Yellowjacket is planned for later in the year as the deposit remains open along strike and at depth.


Terrace Gravel Cover
Opal Dominated
Kaolinite Dominated
N
Highway 95
0
1
2
kilometres
Rock Sample
Yellowjacket
Sierra Blanca
Jolly Jane
Yellow Rose Claims
Mayflower
BGS-02
Corvus Gold Property Boundary

Figure 1: Map showing the expansion of the Corvus Gold land position with the location of the Yellow Rose Claims and new Federal mining claims relative to the steam-heated alteration zones and NBP areas with currently delineated gold resources.

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 75 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 864 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

Based upon a USD 1300 gold price and silver to gold price ratio of 59:1, the North Bullfrog project currently has estimated mineral resources defined in six deposits: the structurally controlled Yellowjacket milling deposit and the oxidized disseminated heap leach Sierra Blanca, Jolly Jane, Air Track West, Connection and Mayflower deposits. The Yellowjacket vein-style deposit has an Indicated Mineral Resource of 3.69 Mt at an average grade of 1.03 g/t gold and 5.52 g/t silver for 122,000 contained ounces of gold and 654,000 ounces of silver and an Inferred Mineral Resource of 18.40 Mt with an average grade of 0.94 g/t gold and 6.16 g/t silver for 555,000 contained ounces of gold and 3.64M ounces of silver, both at a 0.29 g/t gold cutoff.

The five oxidized disseminated heap leach deposits contain an Indicated Mineral Resource of 25.72 Mt at an average grade of 0.29 g/t gold for 240,000 contained ounces of gold and an Inferred Mineral Resource of 185.99 Mt at 0.19 g/t gold for 1,136,000 contained ounces of gold (both at a 0.13 g/t gold cut-off), with appreciable silver credits.

For full details with respect to the assumptions underlying the current resource estimate detailed herein, and listing of all of the metallurgical testing data please review the Company's latest NI 43-101 technical report entitled "Technical Report - The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada" dated April 1, 2014 and available on SEDAR or at the Company's website www.corvusgold.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

Mr. Herbert Osborne, SME, a consulting metallurgist, has acted as the Qualified Person, as defined by NI 43-101, for evaluation of the metallurgical testing data. He has over 50 years of experience in mineral process design and operations. He is a Registered Member of the Society of Mining, Metallurgy and Exploration (SME Member No. 2430050 RM). Mr Osborne is independent of the Company under NI 43-101.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of Corvus, and Mark Reischman, Corvus Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Minerals in Reno, Nevada, for preparation and then on to ALS Minerals in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Minerals's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration company, which is focused on advancing its 100% controlled Nevada, North Bullfrog project towards a potential development decision. In addition, the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko
                         Investor Relations
                         Email: info@corvusgold.com

Phone: 1-888-770-7488 (toll free) or (604) 638-3246 /Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, use of data to define new mining project, anticipated milling recoveries, anticipated heap leach gold recoveries, mine permitting activities, timing for updated resource calculations, timing for updated a preliminary economic assessment, sufficiency of water rights to support mining and processing the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple Yellowjacket style high-grade zones, the Company's belief that the parameters used in the Whittle^{TM} pit optimization process are realistic and reasonable, the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.